Exhibit 99.1

Beneficial Ownership

On September 16, 2007, T-Mobile USA, Inc., a Delaware corporation (“TMUS”), Tango Merger Sub, Inc., a newly formed Delaware corporation and wholly owned subsidiary of TMUS (“Merger Sub”), and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”). On February 22, 2008, TMUS completed its acquisition of the Issuer pursuant to the Merger Agreement. The acquisition was effected by the merger of Merger Sub with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of TMUS (the “Surviving Corporation”). In connection with the Merger Agreement, certain stockholders of the Issuer entered into a Stockholder Voting Agreement (the “Voting Agreement”) with TMUS and Merger Sub. As a result of the consummation of the Merger, on February 22, 2008, the Voting Agreement terminated pursuant to its terms. As a result of the consummation of the Merger, Deutsche Telekom AG (“DTAG”), T-Mobile International AG, a wholly owned subsidiary of DTAG (“TM Int”), T-Mobile Global Holding GmbH, a wholly owned subsidiary of TM Int (“TM Global”), and TMUS, which is a wholly owned subsidiary of TM Global, may be deemed to have acquired beneficial ownership of 100 shares of common stock, par value $0.01 per share, of the Surviving Corporation (the “Surviving Corporation Shares”), representing 100% of the outstanding Surviving Corporation Shares. Each of DTAG, TM Int and TM Global beneficially owns such shares indirectly, and TMUS beneficially owns such shares directly.